Exhibit 99.2

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

April 15, 2011	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON CLOSES NON-BROKERED PRIVATE PLACEMENT

Further to its news release of March 30, 2011, Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has closed the non-brokered private placement of 1,000,000 units at a price of $0.12 per unit generating proceeds of $120,000. Each unit consists of one common share and one transferable warrant, with each warrant entitling the purchase of an additional share of Madison at a price of $0.16 per share until April 14, 2013.

All securities issued pursuant to this placement are subject to a four month hold period expiring on August 14, 2011.

The proceeds of the placement will be used for working capital.

To find out more about Madison Minerals Inc., please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.